SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Amendment No. 1)

(Rule 13d-102)

Blueknight Energy Partners, L.P.

(Name of Issuer)

Series A Preferred Units representing limited partner interests

(Title of Class of Securities)

09625U208

(CUSIP Number)

October 5, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09625U208	13G

1	NAME OF REPORTING PERSONS Blueknight Energy Holding, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,488,789
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,488,789
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,488,789
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% *
12	TYPE OF REPORTING PERSON CO

*	Based on a total of 35,125,202 Series A preferred units representing limited partner interests (“Series A Preferred Units”) in Blueknight Energy Partners, L.P. (the “Issuer”) based on (i) a total of 30,147,624 Series A Preferred Units issued and outstanding as of July 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (the “2016 Q2 Form 10-Q”) and (ii) the issuance of 18,312,968 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Contribution Agreement (the “Contribution Agreement”) dated July 19, 2016 among the Issuer, Blueknight Terminal Holding, L.L.C., and three indirect wholly owned subsidiaries of Ergon, Inc., and the repurchase of 13,335,390 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Preferred Unit Repurchase Agreement (the “Repurchase Agreement”) dated July 19, 2016 among Blueknight Energy Holding, Inc. (“BEHI”), CB-Blueknight, LLC and the Issuer.

CUSIP No. 09625U208	13G

1	NAME OF REPORTING PERSONS Vitol Refining Group B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Rotterdam, the Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,488,789*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,488,789
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,488,789
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% **
12	TYPE OF REPORTING PERSON OO

*	BEHI is wholly owned by and controlled by Vitol Refining Group B.V. (“Refining”). Accordingly, Refining may be deemed to share voting and dispositive power over the reported securities of BEHI; thus, Refining may also be deemed to be the beneficial owner of the reported securities of BEHI. Refining disclaims beneficial ownership of the reported securities of BEHI in excess of its pecuniary interest in the securities.
**	Based on a total of 35,125,202 Series A Preferred Units based on (i) a total of 30,147,624 Series A Preferred Units issued and outstanding as of July 28, 2016, as reported in the 2016 Q2 Form 10-Q and (ii) the issuance of 18,312,968 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Contribution Agreement, and the repurchase of 13,335,390 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Repurchase Agreement.

CUSIP No. 09625U208	13G

1	NAME OF REPORTING PERSONS Vitol Holding B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Rotterdam, the Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,488,789*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,488,789
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,488,789
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% **
12	TYPE OF REPORTING PERSON OO

*	BEHI is wholly owned by and controlled by Refining. Refining is wholly owned by and controlled by Vitol Holding B.V. (“Holding”). Accordingly, Holding may be deemed to share voting and dispositive power over the reported securities of BEHI; thus, Holding may also be deemed to be the beneficial owner of the reported securities of BEHI. Holding disclaims beneficial ownership of the reported securities of BEHI in excess of its pecuniary interest in the securities.
**	Based on a total of 35,125,202 Series A Preferred Units based on (i) a total of 30,147,624 Series A Preferred Units issued and outstanding as of July 28, 2016, as reported in the 2016 Q2 Form 10-Q and (ii) the issuance of 18,312,968 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Contribution Agreement, and the repurchase of 13,335,390 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Repurchase Agreement.

CUSIP No. 09625U208	13G

1	NAME OF REPORTING PERSONS Vitol Holding II S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,488,789*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,488,789
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,488,789
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% **
12	TYPE OF REPORTING PERSON OO

*	BEHI is wholly owned by and controlled by Refining. Refining is wholly owned by and controlled by Holding. Holding is wholly owned by and controlled by Vitol Holding II S.A. (“Holding II”). Accordingly, Holding II may be deemed to share voting and dispositive power over the reported securities of BEHI; thus, Holding II may also be deemed to be the beneficial owner of the reported securities of BEHI. Holding II disclaims beneficial ownership of the reported securities of BEHI in excess of its pecuniary interest in the securities.
**	Based on a total of 35,125,202 Series A Preferred Units based on (i) a total of 30,147,624 Series A Preferred Units issued and outstanding as of July 28, 2016, as reported in the 2016 Q2 Form 10-Q and (ii) the issuance of 18,312,968 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Contribution Agreement, and the repurchase of 13,335,390 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Repurchase Agreement.

CUSIP No. 09625U208	13G

1	NAME OF REPORTING PERSONS Miguel A. Loya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,488,789*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,488,789
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,488,789
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% **
12	TYPE OF REPORTING PERSON IN

*	The board of directors of BEHI has voting and dispositive power over the reported securities. The board of directors of BEHI consists of Miguel A. Loya and Richard J. Evans who may be deemed to have voting and dispositive power with respect to and beneficially own the shares held by BEHI as a result of their position on the board of directors; provided, however, that neither of Messrs. Loya and Evans have voting or dispositive power over these shares in their respective individual capacity. Mr. Loya disclaims beneficial ownership of the reported securities of BEHI in excess of his pecuniary interest in the securities.
**	Based on a total of 35,125,202 Series A Preferred Units based on (i) a total of 30,147,624 Series A Preferred Units issued and outstanding as of July 28, 2016, as reported in the 2016 Q2 Form 10-Q and (ii) the issuance of 18,312,968 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Contribution Agreement, and the repurchase of 13,335,390 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Repurchase Agreement.

CUSIP No. 09625U208	13G

1	NAME OF REPORTING PERSONS Richard J. Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,488,789*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,488,789
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,488,789
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% **
12	TYPE OF REPORTING PERSON IN

*	The board of directors of BEHI has voting and dispositive power over the reported securities. The board of directors of BEHI consists of Miguel A. Loya and Richard J. Evans who may be deemed to have voting and dispositive power with respect to and beneficially own the shares held by BEHI as a result of their position on the board of directors; provided, however, that neither of Messrs. Loya and Evans have voting or dispositive power over these shares in their respective individual capacity. Mr. Evans disclaims beneficial ownership of the reported securities of BEHI in excess of his pecuniary interest in the securities.
**	Based on a total of 35,125,202 Series A Preferred Units based on (i) a total of 30,147,624 Series A Preferred Units issued and outstanding as of July 28, 2016, as reported in the 2016 Q2 Form 10-Q and (ii) the issuance of 18,312,968 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Contribution Agreement, and the repurchase of 13,335,390 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Repurchase Agreement.

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 to Schedule 13G amends and restates the Schedule 13G filed on September 27, 2016 (the “Original 13G”) on behalf of Blueknight Energy Holding, Inc., a Delaware corporation (“BEHI”), Vitol Refining Group B.V., a private company with limited liability incorporated under the laws of the Netherlands (“Refining”), Vitol Holding B.V., a private company with limited liability incorporated under the laws of the Netherlands (“Holding”), Vitol Holding II S.A., a public limited company incorporated under the laws of Luxembourg (“Holding II”), Miguel A. Loya and Richard J. Evans (Messrs. Loya and Evans, together with Holding II, Holding, Refining and BEHI, the “Reporting Persons”), relating to Series A preferred units representing limited partner interests (“Series A Preferred Units”) of Blueknight Energy Partners, L.P., a Delaware limited partnership (the “Issuer”).

Item 1(a)	Name of Issuer.

Blueknight Energy Partners, L.P.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

201 NW 10th, Suite 200

Oklahoma City, Oklahoma 73103

Item 2(a)	Name of Person Filing.

This Schedule 13G is being filed jointly by Blueknight Energy Holding, Inc., Vitol Refining Group B.V., Vitol Holding B.V., Vitol Holding II S.A., Miguel A. Loya and Richard J. Evans pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

The board of directors of BEHI has voting and dispositive power over the reported securities. The board of directors of BEHI consists of Miguel A. Loya and Richard J. Evans who may be deemed to have voting and dispositive power with respect to and beneficially own the shares held by BEHI as a result of their position on the board of directors; provided, however, that neither of Messrs. Loya and Evans have voting or dispositive power over these shares in their respective individual capacity. BEHI is controlled by and wholly owned by Refining. Refining is controlled by and wholly owned by Holding. Holding is controlled by and wholly owned by Holding II. Accordingly, each of Refining, Holding and Holding II may be deemed to share voting and dispositive power over the reported securities of BEHI; thus, each of Refining, Holding and Holding II may also be deemed to be the beneficial owner of the reported securities of BEHI. Each of Messrs. Loya and Evans, Refining, Holding and Holding II disclaims beneficial ownership of the reported securities of BEHI in excess of its or his pecuniary interest in the securities.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

The address of the principal business office of BEHI and Messrs. Loya and Evans is 2925 Richmond Ave., 11th Floor, Houston, Texas 77098. The address of the principal business office of each of Refining and Holding is K.P. van der Mandelelaan 130, 3062 MB Rotterdam, the Netherlands. The address of the principal business office of Holding II is 5 rue Goethe, 1637 Luxembourg.

Item 2(c)	Citizenship or Place of Organization.

BEHI is a corporation organized under the laws of the State of Delaware. Each of Refining and Holding is a private company with limited liability incorporated under the laws of the Netherlands. Holding II is a public limited company incorporated under the laws of Luxembourg. Messrs. Loya and Evans are each United States citizens.

Item 2(d)	Title of Class of Securities.

Series A preferred units representing limited partner interests

Item 2(e)	CUSIP Number.

09625U208

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a) – (c) The information contained in the cover pages hereto is hereby incorporated by reference into this Item 4.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

Exhibits

Exhibit A	Joint Filing Agreement dated September 27, 2016, by and among the Reporting Persons (filed as Exhibit A to the Original 13G and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2016

/s/ Miguel A. Loya
Miguel A. Loya

/s/ Richard J. Evans
Richard J. Evans

BLUEKNIGHT ENERGY HOLDING, INC.

/s/ Miguel A. Loya
Name:	Miguel A. Loya
Title:	President

VITOL REFINING GROUP B.V.

/s/ Guy Richard Skern
Name:	Guy Richard Skern
Title:	Managing Director

VITOL HOLDING B.V.

/s/ William Dennis Laneville
Name:	William Dennis Laneville
Title:	Managing Director

/s/ Guy Richard Skern
Name:	Guy Richard Skern
Title:	Managing Director

VITOL HOLDING II S.A.

/s/ Jonathan Marsh
Name:	Jonathan Marsh
Title:	Director

VITOL HOLDING II S.A.

/s/ Jeffrey Dellapina
Name:	Jeffrey Dellapina
Title:	Director